Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


1843
LINDEMANS
making life more enjoyable


03029375

28 July 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
APPOINTMENT OF EGM, INVESTOR RELATIONS & CORPORATE AFFAIRS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

28 July 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

SOUTHCORP ANNOUNCES APPOINTMENT OF NEW EGM – INVESTOR RELATIONS AND CORPORATE AFFAIRS

We advise that Mr Bill Clark has been appointed as Executive General Manager, Investor Relations and Corporate Affairs.

Please find attached a copy of an announcement in relation to the above which the Company intends to release to the media.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY


Penfolds
AUSTRALIA'S
MOST FAMOUS WINE


ROSEMOUNT
ESTATE


1843
LINDEMANS
making life more enjoyable

28 July 2003

APPOINTMENT - EXECUTIVE GENERAL MANAGER, CORPORATE AFFAIRS AND INVESTOR RELATIONS

Southcorp Limited today announced the appointment of Bill Clark as Executive General Manager Corporate Affairs and Investor Relations. Bill will start with the business on 13 August and will report directly to John Ballard, Chief Executive Officer.

Bill has an impressive background in Public and Corporate Affairs and started his career in the political arena as Chief of Staff to a number of NSW Ministers, including the NSW Treasurer and later to the Federal Minister for Business and Consumer Affairs, and Education, before branching into a Public Affairs role with Amatil Ltd.

In 1988 he was appointed General Manager Corporate Affairs with Coca Cola Amatil where he spent 4 years. After a brief period as Special Industry Advisor to the Commonwealth Environment Protection Authority he accepted a role with Smiths Snackfoods as Corporate Affairs Director in 1993.

After leaving Smiths in 1996 Bill operated as a Consultant in Public and Corporate Affairs before joining The Hills Motorway Limited as General Manager.

For further information please contact:

Martin Hudson
Chief General Counsel and Company Secretary
Tel: +61 2 9465 1215
Fax: +61 2 9465 1186
martin.hudson@southcorp.com.au